SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February 2011

Commission File Number 1-03006

Philippine Long Distance Telephone Company

(Exact Name of Registrant as Specified in Its Charter)

Ramon Cojuangco Building

Makati Avenue

Makati City

Philippines

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F Ö Form 40-F

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes No Ö

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________ )

NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some information in this report may contain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. We have based these forward-looking statements on our current beliefs, expectations and intentions as to facts, actions and events that will or may occur in the future. Such statements generally are identified by forward-looking words such as “believe,” “plan,” “anticipate,” “continue,” “estimate,” “expect,” “may,” “will” or other similar words.

A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. We have chosen these assumptions or bases in good faith. These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in “Item 3. Key Information – Risk Factors” in our annual report on Form 20-F for the fiscal year ended December 31, 2009. You should also keep in mind that any forward-looking statement made by us in this report or elsewhere speaks only as at the date on which we made it. New risks and uncertainties come up from time to time, and it is impossible for us to predict these events or how they may affect us. We have no duty to, and do not intend to, update or revise the statements in this report after the date hereof. In light of these risks and uncertainties, you should keep in mind that actual results may differ materially from any forward-looking statement made in this report or elsewhere.

EXHIBITS

Exhibit Number		Page
1	Copy of the press release entitled “SMART Enterprise leads explosive Philippine business growth in the new wireless frontier” that we filed with the Securities and Exchange Commission and the Philippine Stock Exchange.	6

Exhibit 1

February 18, 2011

The Philippine Stock Exchange

4th Floor PSE Centre

Exchange Road, Ortigas Center

Pasig City

Attention: Ms. Janet A. Encarnacion

Head, Disclosure Department

Ladies and Gentlemen:

In compliance with Section 17.1(b) and Section 17.3 of the Securities Regulation Code, we submit herewith a copy of SEC Form 17-C with a copy of a press release entitled “SMART Enterprise leads explosive Philippine business growth in the new wireless frontier”.

Respectfully yours,

/s/ Ma. Lourdes C. Rausa-Chan

MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

Exhibit 1

February 18, 2011

SECURITIES & EXCHANGE COMMISSION

Money Market Operations Department

SEC Building, EDSA

Mandaluyong City

Attention : Director Justina F. Callangan

Corporations Finance Department

Gentlemen:

Re : Philippine Long Distance Telephone Company

SEC Registration No. PW-55

In accordance with Section 17.1 (b) of the Securities Regulation Code, we submit herewith two (2) copies of SEC Form 17-C with a copy of a press release entitled “SMART Enterprise leads explosive Philippine business growth in the new wireless frontier”.

Respectfully yours,

/s/ Ma. Lourdes C. Rausa-Chan

MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

Exhibit 1

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

1.                  February 18, 2011

(Date of earliest event reported)

2.                  SEC Identification Number PW-55

3.                  BIR Tax Identification No. 000-488-793

4.                  PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Exact name of registrant as specified in its charter

5. PHILIPPINES 6. _____________ (SEC Use Only)

Province, country or other jurisdiction Industry Classification Code of Incorporation

7. 9th Floor MGO Building

Legaspi corner dela Rosa Streets, Makati City 1200

Address of principal office Postal Code

8. (632) 816-8553

Registrant's telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the SRC

Title of Each Class Number of Shares of Common Stock

Licensed and Amount of Debt Outstanding

Exhibit 1

11. Item 9 – Other Events

Attached hereto is a press release entitled “SMART Enterprise leads explosive Philippine business growth in the new wireless frontier”.

SIGNATURE

Pursuant to the requirements of the Securities Regulation Code, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY /s/ Ma. Lourdes C. Rausa-Chan MA. LOURDES C. RAUSA-CHAN Corporate Secretary

Date: February 18, 2011

Exhibit 1

SMART

FOR IMMEDIATE RELEASE

Call it Enterprise, Call it Fusion

SMART Enterprise leads explosive Philippine business growth in the new wireless frontier

The latest chapter in the mobile phone’s evolution is its realization as a viable business platform. And herein lies the next frontier of synergies and innovation. As SMART puts it, ‘tis “the other side of the moon”, promising a great business “fusion” or an explosive growth in the enterprise market.

This fusion refers to the launch of a new suite of next generation machine-to-machine (M2M) communications services under the re-launched business unit named SMART Enterprise, (from SMART Business Solutions). This unit has been around for some time, although not as well known, especially alongside its consumer unit—handy phones and SMART Bro Internet—despite its own significant contributions. Four key solutions, the first wave of many, were introduced: SMART Metering, Tollway Pass, a mobile phone application for merchandisers, and wireless logistics solutions.

The Next Generation

Four key technological developments havecome into play to the benefit of SMART’s customers: the explosion of network bandwidth; the multiplicity of platforms, content, services and applications; the introduction of game-changing, net-enabled devices such as smartphones and tablets; and finally, the emergence of cloud-computing. “These very same factors are combining to make businesses more fertile ground for next-generation Enterprise services,” says SMART Chief Wireless Advisor Orlando B. Vea. The timing could not have been more perfect; in fact, to promptly act on these technological developments, was an exercise of responsibility.

According to Mr. Vea, the ‘fusion’ of these factors results in an explosive growth in the efficiency of services, as well as profitability or what he calls ‘next-generation revenues’; a win-win situation for businesses and consumers. He highlights how SMART’s network has promoted wireless medical technologies that greatly aid both physicians and patients, emphasizing the innate impact on the social and economic well-being of people while delivering better, next-generation services.

“With the introduction of the SMART Enterprise brand, we are reaffirming our commitment to shift from a mere traditional product-centric TelCo provider, into hopefully a customer-focused ICT (Information and Communications Technology) solutions

Exhibit 1

partner to all our enterprise relationships,” says PLDT SVP for Customer Sales and Marketing Group and Head of SMART Enterprise Eric Alberto. Rechristening the brand SMART Enterprise, in his words, is described as “simple, yet encompassing in its character, a brand that reflects how converged ICT solutions can unlock new and exciting opportunities, and create breakthroughs in business.” Mr. Alberto is credited for fostering the transition of the PLDT Corporate Business Group from being “mere vendors” towards building lasting relationships with clients. This is crucial in creating “bespoke solutions” for each specialized business need. SMART Enterprise builds on emerging Peer-to-Peer (P2P), Peer-to-Machine (P2M), and M2M technologies for these solutions: utility meter management, mobile-connected smart buildings, tollway management, consumer and commercial telemetry, remote healthcare monitoring, and expanded e-banking collection. Mr. Alberto further explained that these are made possible through partnerships with domain experts.

Dawn of the Wireless World

Jovy Hernandez, Head of PLDT Corporate Business Group and SMART Enterprise Sales & Marketing, gave detailed overviews of the new solutions. He first reflected on the “world-renowned love affair” Filipinos have with their mobile phones, adding that “some people say that opportunity doesn’t knock… it merely texts” before expounding on how this intimate relationship “has evolved over the years, from plain texting and calling to mobile Internet and now mobile applications through smartphones,” pointing out that today’s consumer is more sophisticated. Corporate enterprise catalyzed further evolution with a growing demand for more business functionality, leading to a slew of new services, including M2M solutions now ready to be rolled out, with many more in development phase.

The first of these is SMART Metering—digital utility meters equipped with modems that transmit information through wireless data services—a solution made for and in collaboration with Meralco. Among its benefits includes saving on the risk and costs involved in deploying human agents to read meters, perform maintenance, disconnect and activate power. Remotely gathering readings in real time makes for more accurate reporting, quicker and more efficient response and naturally, less cost than deploying personnel and equipment in remote territories.

The second is Tollway Pass for the North Luzon Expressway (NLEX), developed for the Manila North Tollways Corporation (MNTC) which uses an RFID system and SMART Money payment accounts. Aimed primarily at enterprise customers with fleet operations, owners can now monitor and manage their fleet, and wirelessly send toll payments instead of cash. Trucks and other vehicles pass through what SMART Enterprise envisions to soon become “barrier-less tollgates”, making for much faster and smoother rides.

Exhibit 1

For the merchandising sector, a service for mobile phones to collect and transmit data between several outlets and head offices is in the works. The old method entailed information being slowly collected and sent manually through paper and pen. Merchandisers can take advantage of quicker inventory management and more effective marketing and promotions made possible by this application, which can be run on even the most basic of phones. On the logistics side, an M2M application, using a special device tracks and monitors packages moving from delivery and receipt points. Once again it uses wireless technology, with minimal to no further human effort required to facilitate information transfer.

Just Around the Corner

These pioneering wireless applications are poised to offer even more revolutionary solutions.Wireless solutions already make an impact in existing services such as medical transcription, mobile laboratories, remote prosthetic profiling, even the 2010 elections PICOS machines, all key interests ofPLDT and SMART. Clearly, government, like business, also stands to gain much from a genuine openness to this modernization, this “wonder of technology”, as Mr. Alberto opined.

One of the attendees at the launch, a senior member of the press, commented that SMART is unique in pursuing this direction—expanding and generating solid contributions to development and infrastructure severely lacking in the country. “That means they’re working, they’re trying hard…and that’s good, as far as the people are concerned. Something is going on,” he says. Indeed, such new frontier developments, and the renewed spirit of SMART are a radical departure from the product-oriented consumer game. They illustrate the drive to build a better country, a better tomorrow. Mr. Hernandez quotes legendary management guru Peter Drucker, summing up the venture and the mission defining SMART Enterprise: “The best way to predict the future is to create it.”

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY
By : /s/ Ma. Lourdes C. Rausa-Chan Name : Ma. Lourdes C. Rausa-Chan Title : Senior Vice President, Corporate Affairs and Legal Services Head and Corporate Secretary

Date: February 21, 2011